Caylent, Inc.
Statements of Stockholders' Equity
(Unaudited)

	Common Stock		Capital in Excess of	Retained	Total Stockholders'
	Shares	Amount	Par Value	Earnings	Equity
Balance, August 7, 2015 (Inception)	5,025,126	$ 5,025	$ -		$ 5,025
Net income					-
Balance, December 31, 2015	5,025,126	5,025	-	-	5,025
Issuance of common stock for services	4,124,264	4,124			4,124
Sale of common stock	788,686	789	39,211		40,000
Net income					-
Balance, December 31, 2016	9,938,076	$ 9,938	$ 39,211	$ -	$ 49,149